# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cerebras Systems Inc., CIK 0002021728
CUSIP: 15675D103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1237 E. Arques Avenue, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002039573

## Reporting persons
- Andrew Feldman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,347,232; shared voting power 50,000; sole dispositive power 10,347,232; shared dispositive power 50,000; aggregate amount beneficially owned 10,397,232 (9.2% of the class)

## Item 1. Issuer
Name of issuer: Cerebras Systems Inc.
Address of issuer's principal executive offices: 1237 E. Arques Avenue , Sunnyvale , CA ,94085

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Andrew Feldman (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is c/o Cerebras Systems Inc., 1237 E. Arques Avenue, Sunnyvale, CA, 94085.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of the shares of Class A Common Stock as of June 30, 2026, based upon 103,220,568 shares of Class A Common Stock outstanding as of June 30, 2026, as provided by the Issuer. The ownership information assumes the respective conversion of the Class B common stock, par value $0.00001 per share ("Class B Common Stock") of the Issuer, and the vesting of restricted stock units and exercise of stock options disclosed below, each into shares of Class A Common Stock of the Issuer on a one-to-one basis.

The Reporting Person is the beneficial owner of 10,397,232 shares of Class A Common Stock, which consist of: (i) 268 shares of Class A Common Stock held directly by the Feldman Bravo Family Trust, of which the Reporting Person serves as trustee; (ii) 7,403,467 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by the Reporting Person, (iii) 50,000 shares of Class A Common Stock underlying shares of Class B Common Stock held in a grantor retained annuity trust of which the Reporting Person is trustee; (iv) 50,000 shares of Class A Common Stock underlying shares of Class B Common Stock held in a grantor retained annuity trust of which the Reporting Person's spouse is trustee; (v) 2,850,000 shares of Class A Common Stock underlying stock options that are currently vested or will vest within 60 days of June 30, 2026; and (vi) 43,497 shares of Class A Common Stock underlying restricted stock units that will vest within 60 days of June 30, 2026.
Percent of class: 9.2%
Sole power to vote or to direct the vote: 10,347,232
Shared power to vote or to direct the vote: 50,000
Sole power to dispose or to direct the disposition: 10,347,232
Shared power to dispose or to direct the disposition: 50,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Andrew Feldman: /s/ Andrew Feldman, Andrew Feldman (08/14/2026)